SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated Decenber 4, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match – Extraordinary General Meeting, 2006.

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: December 4, 2006	By:	/s/ Bertil Raihle
Bertil Raihle
Senior Vice President Corporate Affairs

Stockholmsbörsen: SWMA

PRESS RELEASE

4 December, 2006

Items approved at Swedish Match Shareholders’ Meeting

Major items approved by today’s Extraordinary General Meeting include:

•	New mandate to repurchase shares so that the number of shares held in treasury will not exceed 10 percent of the total shares of the Company for a maximum value of 1,250 MSEK

•	Cancellation of 20,596,181 shares held in treasury with a contemporaneous bonus issue without issuing new shares equivalent the amount of cancelled shares or 26,688,729.07 SEK

•	Adoption of amended principles for remuneration and other terms of employment for Group management

•	Adoption of the stock option program for 2007

•	Approval of the Nominating Committee’s proposal to change the fees to be paid to the Board of Directors

At the Extraordinary General Meeting of Swedish Match on December 4, 2006 it was resolved in accordance with the proposal of the Board of Directors that a new mandate to decide, before the next Annual General Meeting, to repurchase shares so that the number of shares held in treasury will not exceed 10 percent of the total shares of the Company for a maximum value of 1,250 MSEK. In addition decision has been made to cancel 20,596,181 shares held in treasury with a contemporaneous bonus issue without issuing new shares equivalent the amount of cancelled shares or 26,688,729.07 SEK.

The shareholders have also approved adoption of amended principles for remuneration and other terms of employment for Group management. In addition, the stock option program for 2007 was approved.

The shareholders have also approved the Nominating Committee’s proposal to change the fees to be paid to the Board of Directors.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff, cigars, pipe tobacco and chewing tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 12,953 MSEK for the twelve month period ending September 30, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com